SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 2, 2006

By:/a/Andrew M. Archibald_____________

       Andrew M. Archibald, C.A., CFO and Secretary

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	$	$	$	$
Sales	222,144	216,911	222,688	201,177
Cost of sales	182,534	178,122	176,927	159,449
Gross Profit	39,610	38,789	45,761	41,728

Selling, general and administrative expenses	25,982	28,053	30,083	25,970
Stock-based compensation expense	590	525	488	485
Research and development	1,662	1,680	1,257	1,233
Financial expenses	6,396	6,717	6,655	5,577
Refinancing expense
Manufacturing facility closures, restructuring and other charges	32,423	17,502	(760)	385
	67,053	54,477	37,723	33,650

Earnings (loss) before income taxes	(27,443)	(15,688)	8,038	8,078
Income taxes (recovery)	(9,260)	(5,699)	(1,689)	1,479
Net earnings (loss)	(18,183)	(9,989)	9,727	6,599

Earnings (loss) per share
Cdn GAAP – Basic – US $	(0.44)	(0.24)	0.24	0.16
Cdn GAAP - Diluted – US $	(0.44)	(0.24)	0.24	0.16
US GAAP – Basic – US $	(0.44)	(0.24)	0.24	0.16
US GAAP – Diluted – US $	(0.44)	(0.24)	0.24	0.16

Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,985,440	40,964,630	41,039,278	41,205,555
Cdn GAAP – Diluted	40,985,440	40,964,630	41,157,568	41,337,378
US GAAP – Basic	40,985,440	40,964,630	41,039,278	41,205,555
US GAAP – Diluted	40,985,440	40,964,630	41,157,568	41,337,378

	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
	$	$	$	$
Sales	190,282	187,697	180,744	177,671
Cost of sales	150,895	148,574	144,689	140,480
Gross Profit	39,387	39,123	36,055	37,191

Selling, general and administrative expenses	24,844	23,917	25,799	23,327
Stock-based compensation expense	483	455	355	270
Research and development	1,224	1,011	997	1,121
Financial expenses	5,918	5,649	4,302	5,948
Refinancing expense				30,444
Manufacturing facility closures, restructuring and other charges	1,087	719	7,386
	33,556	31,751	38,839	61,110

Earnings (loss) before income taxes	5,831	7,372	(2,784)	(23,919)
Income taxes (recovery)	399	1,339	(20,455)	(9,664)
Net earnings (loss)	5,432	6,033	17,671	(14,255)

Earnings (loss) per share
Cdn GAAP – Basic – US $	0.13	0.15	0.43	(0.35)
Cdn GAAP – Diluted – US $	0.13	0.15	0.43	(0.35)
US GAAP – Basic – US $	0.13	0.15	0.43	(0.35)
US GAAP – Diluted – US $	0.13	0.15	0.43	(0.35)

Weighted average number of common shares outstanding
Cdn GAAP – Basic	41,214,969	41,237,461	41,273,840	41,285,161
Cdn GAAP – Diluted	41,550,160	41,444,870	41,468,992	41,285,161
US GAAP – Basic	41,214,969	41,237,461	41,273,840	41,285,161
US GAAP – Diluted	41,550,160	41,444,870	41,468,992	41,285,161

August 1, 2006

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months and six months ended June 30, 2006. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (“the Company” or “IPG”) experienced a 16.7% increase in sales for the three months ended June 30, 2006 as compared to the three months ended June 30, 2005.  Earnings for the three months ended June 30, 2006 were a loss of $0.44 per share, both basic and diluted, as compared to earnings of $0.13 per share, both basic and diluted, for the same period in 2005.

Adjusted net earnings, defined by the Company as earnings excluding non-recurring items and manufacturing facility closure costs and which in this quarter included manufacturing facility closures, restructuring and other charges, was $0.08 per share, both basic and diluted, for the second quarter of 2006, as compared to $0.15 per share, both basic and diluted, for the same period in 2005. Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closure costs in each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings to net earnings is included herein. The second quarter of 2006 adjusted net earnings of $0.08 per share represents a substantial improvement over the $0.03 per share in adjusted net earnings in the first quarter of 2006.  The adjusted net earnings improvement is attributable to both an increase in gross profits and a reduction in selling, general and administrative expenses.

During the second quarter of 2006, IPG recorded manufacturing facility closures, restructuring and other charges of $32.4 million.  Included in the $32.4 million total is $1.7 million of costs related to the previously announced plant closures in Brighton, Colorado and Piedras Negras, Mexico.  Approximately $0.9 million of the $1.7 million in facility closure costs is the estimated severance related to the employees of the Brighton facility, which is expected to close at the end of this year.  These severance costs were anticipated and are part of the previously announced cash expenditures of approximately $9.1 million for facility closure expenses and equipment relocation.  These costs will be paid out starting in the first quarter of 2007.  The balance of the manufacturing facility closure costs recorded in the second quarter of 2006 total approximately $0.8 million and are due to the Company receiving less than previously estimated upon the liquidation of its Mexico manufacturing facility inventories.  Substantially all of the assets related to the Mexico manufacturing facility, including related inventories, have been liquidated and no significant additional costs are expected.

In addition to the $1.7 million in manufacturing facility closures, the Company also recorded $30.7 million in restructuring and other charges in the quarter ended June 30, 2006 detailed as follows:

•

As announced on May 1, 2006, Melbourne F. Yull, founder, CEO and Chairman of the Board of Directors of the Company retired at the Company’s annual shareholders’ meeting on June 14, 2006. In connection with Mr. Yull’s retirement, the Company recorded a charge of $9.4 million including approximately $5.5 million in cash consideration, $1.5 million in stock-based compensation expense and $2.4 million relating to the recognition of the balance of Mr. Yull’s pension.

•

On May 24, 2006 the Company announced that it had deferred a decision to sell a portion of its combined coated products operation and flexible intermediate bulk container business through an initial public offering using a Canadian income trust. Accordingly, the Company has recorded a charge of $4.9 million representing the write-off of the estimated fees and expenses incurred in connection with the now deferred sale. Such fees and expenses were previously recorded in other assets on the Company’s balance sheet.

On June 12, 2006, the Company announced a series of charges as follows:

•

The Company is in the process of making staffing reductions and exiting an aircraft operating lease as part of a plan to generate annual cost savings of approximately $4.3 million.  The Company completed many of the staffing reductions in the second quarter and should complete the balance in the third quarter as it finalizes its ongoing business plans. Total expenses of $5.0 million were included in the second quarter restructuring and other charges relating to the staffing reductions and the termination of the aircraft lease. Additional charges of up to $2.5 million are anticipated for the third quarter of 2006 as the Company completes its staffing reductions.

•

In an effort to improve customer service levels and reduce related service costs, the Company is implementing changes in the manner in which it handles packaging, sales and delivery of products to retail customers in its consumer business and is closing its repackaging facility in Gretna, Virginia.  The Company expects the cost of the closure to total approximately $2.1 million, of which approximately $1.8 million was incurred in the second quarter and is reflected in the restructuring and other charges.  The balance is expected to be incurred in the third quarter of 2006.  The changes are expected to yield annual savings of approximately $0.5 million.

•

Included in the second quarter restructuring and other charges is $4.9 million related to the write-off of certain manufacturing equipment in connection with the retirement of redundant capacity primarily related to the production of carton sealing tape. The excess capacity resulted from improved manufacturing efficiencies achieved through plant consolidations, ongoing productivity improvements and the implementation of an improved sourcing strategy.  Annual depreciation expense is expected to be reduced by approximately $0.7 million.

•

In June and July 2006, the Company successfully sold two previously closed facilities in Edmunston, New Brunswick and Green Bay, Wisconsin.  The Company realized total net cash proceeds of approximately $2.5 million and recorded a loss of approximately $0.9 million which is included in the restructuring and other charges for the second quarter. The sale of the two buildings will save the Company approximately $0.2 million in annual facility maintenance costs.

•

The Company has recorded $1.5 million in additional remediation expenses at its Montreal manufacturing facility that was closed in December 2004.  The Company had originally estimated that the cost of environmental remediation at the facility would be approximately $0.5 million.  When remediation activities commenced in April 2006, the Company was notified that excavation had uncovered additional soil contamination requiring remediation in excess of the original estimate.  The Company expects the additional $1.5 million to fully cover the cost of remediation.

•

Included in the restructuring and other charges for the second quarter are two additional items that were not included in the original estimates announced by the Company on June 12, 2006.  On June 30, 2006, the Company amended its credit facilities to accommodate most of the restructuring and other charges discussed above.  The fee paid to the Company’s lenders of approximately $0.4 million has been included in the restructuring and other charges.  The Company has also reassessed the recoverability of certain legal costs incurred in defense of a lawsuit alleging trademark infringement and has concluded that not all of the costs remain recoverable.  Accordingly, the Company has included the write-off of approximately $1.9 million in legal costs related to this ongoing litigation in the second quarter restructuring and other charges.

Except as discussed under the captions “Sales” and “Gross Profit and Gross Margin” below, economic and industrial factors during the first half of 2006 were substantially unchanged from December 31, 2005.

RESULTS OF OPERATIONS

SALES

Sales for the second quarter of 2006 were $222.1 million, an increase of 16.7% over the second quarter of 2005 sales of $190.3 million.  The majority of the sales increase is attributable to the Company’s acquisition in October 2005 of Flexia Corporation Ltd. (“Flexia”). Excluding the sales associated with Flexia, the sales for the second quarter of 2006 increased by 5.2% over the sales for the second quarter of 2005. This 5.2% increase includes a 1.7% growth in sales volume with the balance being due to selling price increases. Additionally, sales volumes for the second quarter of 2006 reflect a substantial increase over that of first quarter of 2006 sales volumes. The sales volume increases between the first quarter of 2006 and the second quarter of 2006 were primarily in the Company’s resin-based products.  While in some of the Company’s markets customers were back acquiring product in the second quarter after drawing down inventories in the first quarter, demand for the Company’s products was uneven. There was weak demand for products related to residential construction, a key market for the Company’s coated products operation, while carton sealing tape demand improved slightly over the first quarter levels. Additionally, during the second quarter, the Company lowered selling prices for selected resin-based tape products in order to recapture lost market share.

Sales for the first six months of 2006 were $439.1 million compared to $378.0 million for the same period in 2005, an increase of 16.2%.  Most of the sales increase in the first half of 2006 compared to the first half of 2005 is attributable to the sales of Flexia products. Excluding the sales of Flexia, the Company’s sales for the first six months of 2006 increased by 3.9% over the sales for the first six months of 2005. This 3.9% increase includes a 2.9% decline in sales volume offset by selling price increases.  The entire sales volume decline occurred during the first quarter of 2006.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the second quarter of 2006 totaled $39.6 million at a gross margin of 17.8%, as compared to gross profit of $39.4 million for the second quarter of 2005 at a gross margin of 20.7%. The margin decline in 2006 compared to 2005 is due to the acquisition of Flexia, which has a lower gross margin structure, and is also due to declining sales prices in the second quarter of 2006.  Excluding the gross margins of Flexia, the Company’s gross margins would have been approximately 18.5% for the second quarter of 2006.  Gross margins for the second quarter of 2006 are comparable to the first quarter gross margins of 17.9% but for different reasons.  In the first quarter, the Company’s sales prices were relatively stable but high cost inventory purchased in the fourth quarter of 2005 depressed first quarter margins as that product was sold to customers.  In the second quarter of 2006, the Company had to reduce sales prices of its resin-based film products several times as resin costs decreased.  The falling selling prices compressed margins and also created a “holding” loss on film inventories on hand at the time of each sales price decrease. The cost of resins used in tape products increased slightly in the second quarter of 2006. The gross margins for tape products were compressed by the higher resin costs combined with the selling price reductions made to recapture the market share.

The gross profit and gross margin for the first six months of 2006 were $78.4 million and 17.9% respectively, compared to $78.5 million and 20.8% for the first six months of 2005.  Excluding the gross margins of Flexia, the Company’s gross margins for the first six months of 2006 would have been approximately 18.4%. As discussed above, the Company’s gross margin for the first six months of 2006 was steady between quarters but the circumstances within each quarter were very different. Gross margin for the first six months of 2005 was steady as well, inasmuch as the Company was able to successfully pass on rising raw material costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $26.0 million for the second quarter of 2006 (11.7% of sales), compared to $24.8 million for the second quarter of 2005 (13.1% of sales).   The SG&A expenses for the six months ended June 30, 2006 were $54.0 million (12.3% of sales) compared to $48.8 million (12.9% of sales) for the same period in 2005.  The SG&A of $26.0 million for the second quarter of 2006 includes approximately $1.5 million of SG&A expenses related to Flexia.  Excluding these Flexia expenses, there was a slight decrease in SG&A compared to the second quarter of 2005.  The SG&A expenses for the first six months of 2006 were approximately $5.2 million higher than the first six months of 2005.  Approximately $3.0 million of the $5.2 million increase in SG&A is attributable to Flexia.  The balance of the increase occurred in the first quarter of 2006.

Overall SG&A expense levels for 2006 have increased due to several factors, including the cost of complying with the internal control certifications mandated by Section 404 of the Sarbanes-Oxley Act of 2002 and additional depreciation related to information technology projects.  Despite these cost increases, the Company has been able to reduce SG&A expenses sequentially since the fourth quarter of 2005 from $30.1 million to $26.0 million. Between the fourth quarter of 2005 and the first quarter of 2006, the Company reduced SG&A expenses by approximately $2.0 million due to substantial reductions in customer incentives and management incentive compensation. Between the first quarter of 2006 and the second quarter of 2006, the Company was able to reduce SG&A expenses by an additional $2.1 million due to substantial reductions in variable sales force compensation and customer incentives as well as the initial benefits of the previously discussed restructuring designed to reduce overall staffing levels.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the second quarter of 2006 was $0.6 million compared to $0.5 million in the second quarter of 2005.  For the first six months of 2006, stock-based compensation expense was $1.1 million compared to $0.9 million for the comparable period in 2005.  The increase in stock-based compensation expense is attributable to the increasing number of stock option grants being expensed in accordance with the fair value method of accounting adopted by the Company in 2003.

OPERATING PROFIT

Operating profit is a non-GAAP financial measure that the Company is including because its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation expense.

Operating Profit Reconciliation (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2006	2005	2006	2005
	$	$	$	$
Gross Profit	39.6	39.4	78.4	78.5
Less: SG&A Expense	26.0	24.8	54.0	48.8
Less: Stock-based Compensation Expense	0.6	0.5	1.1	0.9
Operating Profit	13.0	14.1	23.3	28.8

Operating profit was $13.0 million for the second quarter of 2006, compared to $14.1 million for the second quarter of 2005. Slightly higher gross profits in 2006 were offset by increased SG&A expenses, mostly as a result of the acquisition of Flexia in October 2005. Operating profit for the six months ended June 30, 2006 totaled $23.3 million compared to $28.8 million for the six months ended June 30, 2005.  The decrease in operating profits for the first six months of 2006 compared to the first six months of 2005 is due to the lower gross margins in 2006 and the increased SG&A expenses in the first half of 2006 compared to the first half of 2005.

FINANCIAL EXPENSES

Financial expenses for the second quarter of 2006 were $6.4 million compared to $5.9 million in the second quarter of 2005, an 8.1% increase. Financial expenses for the first six months of 2006 were $13.1 million compared to $11.6 million for the same period in 2005, an increase of 13.4%.  The majority of the increase in financial expenses is due to higher interest rates in the first six months of 2006 compared to the interest rates prevailing in the first six months of 2005 and, to a lesser extent, the Company’s increased use of its revolver in 2006 compared to 2005.  The increased use of the revolver in 2006 compared to the prior year is the result of the borrowings made by the Company to acquire Flexia in October 2005.

EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring and other charges.  The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by GAAP in Canada or the United States and, therefore, other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net earnings as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between periods presented. In addition, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(18.2)	5.4	(28.2)	11.5
Add back (deduct): Financial expenses, net of amortization	6.0	5.6	12.4	10.9
Income taxes (recovery)	(9.3)	0.4	(15.0)	1.7
Depreciation and amortization	8.6	8.2	17.5	16.1
EBITDA	(12.9)	19.6	(13.3)	40.2
Manufacturing facility closures, restructuring and other charges	32.4	1.1	49.9	1.8
Adjusted EBITDA	19.5	20.7	36.6	42.0

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements.  For the six months ended June 30, 2006, the Company has an estimated effective income tax rate of approximately 34.7% compared to an estimated effective income tax rate of approximately 13.2% for the six months ended June 30, 2005.

NET EARNINGS

Net earnings for the second quarter of 2006 was a loss of $18.2 million or $0.44 per share, both basic and diluted, compared to net earnings of $5.4 million or $0.13 per share, both basic and diluted for the second quarter of 2005.

Excluding manufacturing facility closures, restructuring and other charges and related taxes, adjusted net earnings for the three months ended June 30, 2006 were $3.1 million or $0.08 per share, both basic and diluted and $4.2 million or $0.10 per share, both basic and diluted, for the six months ended June 30, 2006. Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closures costs each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings is set out in the table on the following page:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(18.2)	5.4	(28.2)	11.5
Add back: Manufacturing facility closures, restructuring and other charges (net of tax)	21.3	0.7	32.4	1.1
Adjusted net earnings	3.1	6.1	4.2	12.6
Earnings (loss) per share:
Basic – as reported	(0.44)	0.13	(0.69)	0.28
Basic – adjusted	0.08	0.15	0.10	0.31
Diluted – as reported	(0.44)	0.13	(0.69)	0.28
Diluted – adjusted	0.08	0.15	0.10	0.30

FINANCIAL POSITION

Trade receivables increased $1.7 million between December 31, 2005 and June 30, 2006. The increase is primarily due to the higher level of sales for the month of June 2006 compared to the month of December 2005. Other assets and receivables decreased from $17.1 million at December 31, 2005 to $11.8 million at June 30, 2006 primarily due to the collection of the insurance proceeds related to the boiler explosion that occurred in March 2005 at the Columbia, South Carolina manufacturing facility. Inventories decreased by $5.9 million between December 31, 2005 and June 30, 2006. The decrease was principally in raw materials as the Company worked to reduce its overall working capital investment. Current liabilities decreased by $6.9 million between December 31, 2005 and June 30, 2006. The decrease is due to a $5.0 million reduction in borrowings under the Company’s revolving credit facilities and decreases  in other current liabilities of $1.9 million.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased by $21.8 million in the first half of 2006 primarily due to the fixed asset impairments related to the previously announced plant facility closures in Brighton, Colorado and Piedras Negras, Mexico, as well as the retirement of production capacity in carton sealing tape products announced on June 12, 2006. The Company’s capital expenditures for the first six months of 2006 totaled $14.0 million compared to $9.1 million for the first six months of 2005.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company maintains no off-balance sheet arrangements except for the interest rate swap contracts and letters of credit issued and outstanding discussed in the section entitled “Bank Indebtedness and Credit Facilities”. The Company is not a party to any material related party transactions.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $0.7 million for the second quarter of 2006 compared to $14.4 million for the second quarter of

2005. Changes in non-cash working capital items provided $13.3 million in cash flows for the three months ended June 30, 2006 compared to using $2.7 million in cash flows during the same three month period in 2005. The working capital improvement in the second quarter of 2006 also represents a $16.6 million improvement over the results of the first quarter of 2006.

The decrease in the Company’s cash flow from operating activities before changes in non-cash working capital items in the second quarter of 2006 compared to the second quarter of 2005 results from the cash requirements of the restructuring and other charges and the lower profitability in the second quarter of 2006 compared to the second quarter of 2005.  The improved cash flows from changes in non-cash working capital items in the second quarter of 2006 compared to the second quarter of 2005 were primarily the result of a $10.0 million decrease in the Company’s inventory levels between March 31, 2006 and June 30, 2006, the collection of the insurance proceeds related to the boiler explosion that occurred in March 2005 and the increase in accounts payable and accrued expenses during that same period.  The Company is actively working to reduce inventories and has had some initial success, particularly in reducing its levels of raw materials.

Cash from operations before changes in non-cash working capital items was $10.3 million for the six months ended June 30, 2006 and $29.9 million for the six months ended June 30, 2005.  Changes in non-cash working capital items provided $10.0 million in cash flows for the six months ended June 30, 2006 compared to using $20.2 million in cash during the same six month period in 2005.   In 2006, the changes in non-cash working capital items for the six month period ended June 30 were principally impacted by declines in inventories as discussed above and the reduction in other assets and receivables attributable to the collection of the insurance proceeds related to the March 2005 boiler explosion. In the first six months of 2005, the Company experienced rising investments in trade receivables and inventories, reflective of the rising cost of raw materials and the related impact on selling prices to customers.

Cash flows used in investing activities were $10.4 million in the second quarter of 2006 and $16.4 million for the six months ended June 30, 2006.  This compares to $4.8 million and $11.0 million, respectively, in cash flows used in investing activities in the second quarter of 2005 and the six months ended June 30, 2005. The increase in cash flows used in investing activities for the three and six month periods in 2006 compared to the corresponding periods in 2005 was due to the higher levels of capital expenditures for property, plant and equipment and the costs incurred by the Company in anticipation of the sale of its combined coated products operations and flexible intermediate bulk container business through an initial public offering. These higher costs were partially offset by $2.1 million in sales proceeds obtained in the sale of a previously closed manufacturing facility.

The Company decreased total indebtedness during the three months ended June 30, 2006 by $5.9 million compared to decreasing total indebtedness by $1.4 million during the three months ended June 30, 2005.  Total indebtedness decreased during the six months ended June 30, 2006 by $6.4 million and increased by $3.0 million during the six months ended June 30, 2005.  The decrease in indebtedness in 2006 was the result of improved cash flows from operations providing additional cash to reduce debt.  Additional borrowings were required during the six months ended June 30, 2005 due to the additional investment in inventories and trade accounts receivable brought about by the rising cost of resin-based raw materials.

The Company’s cash liquidity is influenced by several factors, the most significant of which is the Company’s level of inventory investment. The Company periodically increases its inventory levels when business conditions suggest that it is in the Company’s best interest to do so, such as buying opportunities to mitigate the impact of rising raw material costs. Currently, the Company is not pre-buying raw material inventories. The Company believes that it has the ability to generate sufficient working capital, both long and short term, to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$65.0 million five-year revolving credit facility available in US dollars and a US$10.0 million five-year revolving credit facility available in Canadian dollars. At June 30, 2006, the Company had borrowed $13.7 million under its US$65.0 million revolving credit facility, including $3.7 million in letters of credit.  At December 31, 2005 $15.0 million had been borrowed under the revolving credit facilities along with an additional $7.0 million in letters of credit. Due to certain covenant restrictions as at June 30, 2006, the Company had access to $55.4 million of its $75.0 million revolving credit facility. When added with the cash on-hand and cash equivalents, the Company’s cash and credit availability totaled $49.7 million at June 30, 2006 compared to $63.1 million at December 31, 2005.

In June 2005, the Company entered into a $50.0 million five year interest-rate swap contract requiring quarterly settlements.  The contract effectively fixed $50.0 million of the Company’s floating rate bank debt at 6.52% (including loan premium).  In July 2005, the Company entered into a $25.0 million five year interest-rate swap contract requiring quarterly settlements. The contract effectively fixed $25.0 million of the Company’s floating rate bank debt at 6.54% (including loan premium).

CONTRACTUAL OBLIGATIONS

At June 30, 2006, there were no material changes in the contractual obligations set forth in the Company’s 2005 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at June 30, 2006 there were 40,985,440 common shares of the Company outstanding.

During the first six months of 2006, employees exercised 27,866 stock options with an aggregate exercise price of $130,305. During the first six months of 2005, employees exercised 14,250 stock options with an aggregate exercise price of $70,936.

During March 2006, the Company announced that it had registered a Normal Course Issuer Bid in Canada, under which the Company is authorized to repurchase for cancellation up to 5.0% of its outstanding common shares.

In the first six months of 2006, there were no shares purchased for cancellation.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2005 can be found in the Company’s 2005 Annual Report and have not materially changed since that date.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form is filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company’s cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company’s product mix, and future financing plans.

Forward-looking statements can be identified in some cases by terms such as “may”, “should”, “could”, “intends”, “anticipates”, “potential”, and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company’s products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, adjusted EBITDA and adjusted net earnings. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosure, provide a meaningful presentation of the Company’s results from its core business operations, excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-

period comparability of the Company’s results from its core business operations.

As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company’s SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months		Six months
	2006	2005	2006	2005
	$	$	$	$
Sales	222,144	190,282	439,055	377,979
Cost of sales	182,534	150,895	360,656	299,469
Gross profit	39,610	39,387	78,399	78,510

Selling, general and administrative expenses	25,982	24,844	54,035	48,761
Stock-based compensation expense	590	483	1,115	938
Research and development	1,662	1,224	3,342	2,235
Financial expenses	6,396	5,918	13,113	11,567
Manufacturing facility closures, restructuring and other charges (Note 6)	32,423	1,087	49,925	1,806
	67,053	33,556	121,530	65,307
Earnings (loss) before income taxes	(27,443)	5,831	(43,131)	13,203
Income taxes (recovery)	(9,260)	399	(14,959)	1,738
Net earnings (loss)	(18,183)	5,432	(28,172)	11,465

Earnings (loss) per share (Note 2)
Basic	(0.44)	0.13	(0.69)	0.28

Diluted	(0.44)	0.13	(0.69)	0.28

Consolidated Retained Earnings

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Six months
	2006	2005	2006	2005
	$	$	$	$
Balance, beginning of period	97,172	85,642	107,161	79,609
Net earnings (loss)	(18,183)	5,432	(28,172)	11,465
	78,989	91,074	78,989	91,074
Premium on purchase for cancellation of common shares		11		11
Balance, end of period	78,989	91,063	78,989	91,063

The accompanying notes are an integral part of the consolidated financial statements and Note 5 presents additional information included in the consolidated statements of earnings.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	8,019	10,134
Trade receivables, net of allowance for doubtful accounts of $6,832 ($7,574 at December 31, 2005)	126,188	124,440
Other assets and receivables	11,752	17,125
Inventories	99,706	105,565
Parts and supplies	13,942	14,836
Prepaid expenses	5,358	8,406
Future income taxes	16,142	16,142
	281,107	296,648
Property, plant and equipment	341,055	362,827
Other assets	18,036	21,071
Future income taxes	41,209	24,014
Goodwill	186,714	184,756
	868,121	889,316
LIABILITIES
Current liabilities
Bank indebtedness	10,000	15,000
Accounts payable and accrued liabilities	101,787	104,256
Installments on long-term debt	3,331	2,784
	115,118	122,040
Long-term debt	327,692	328,113
Pension and post-retirement benefits	7,241	4,313
Other liabilities	435	435
	450,486	454,901
SHAREHOLDERS’ EQUITY
Capital stock	287,317	287,187
Contributed surplus	8,879	6,237
Retained earnings	78,989	107,161
Accumulated currency translation adjustments	42,450	33,830
	417,635	434,415
	868,121	889,316

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Six months
	2006	2005	2006	2005
OPERATING ACTIVITIES	$	$	$	$
Net earnings (loss)	(18,183)	5,432	(28,172)	11,465
Non-cash items
Depreciation and amortization	8,634	8,234	17,483	16,142
Loss on disposal of property, plant and equipment	165		165
Other non-cash charges in connection with facility closures and restructuring	19,547	81	35,664	127
Future income taxes	(9,555)	203	(15,470)	1,372
Stock-based compensation expense	590	483	1,115	938
Pension and post-retirement benefits funding in excess of amounts expensed	(474)	(60)	(474)	(120)
Cash flows from operations before changes in non-cash working capital items	724	14,373	10,311	29,924
Changes in non-cash working capital items
Trade receivables	(5,682)	2,801	(596)	(9,100)
Other assets and receivables	4,265	2,082	5,464	2,017
Inventories	10,027	(6,338)	5,520	(9,535)
Parts and supplies	(177)	(96)	(447)	(409)
Prepaid expenses	2,941	449	3,088	132
Accounts payable and accrued liabilities	1,900	(1,616)	(3,044)	(3,285)
	13,274	(2,718)	9,985	(20,180)
Cash flows from operating activities	13,998	11,655	20,296	9,744
INVESTING ACTIVITIES
Property, plant and equipment	(7,974)	(4,069)	(14,011)	(9,058)
Proceeds on sale of property, plant and equipment	2,086		2,086
Other assets	(4,334)	(740)	(4,013)	(1,601)
Goodwill	(156)		(454)	(300)
Cash flows from investing activities	(10,378)	(4,809)	(16,392)	(10,959)
FINANCING ACTIVITIES
Net change in bank indebtedness	(5,000)		(5,000)	5,000
Repayment of long-term debt	(855)	(1,164)	(1,539)	(1,703)
Issue of common shares	2	68	130	71
Common shares purchased for cancellation		(340)		(340)
Cash flows from financing activities	(5,853)	(1,436)	(6,409)	3,028
Net increase (decrease) in cash position	(2,233)	5,410	(2,505)	1,813
Effect of currency translation adjustments	364	(246)	390	(448)
Cash, beginning of period	9,888	18,083	10,134	21,882
Cash, end of period	8,019	23,247	8,019	23,247

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at June 30, 2006 as well as its results of operations and its cash flows for the three and six months ended June 30, 2006 and 2005. Certain amounts have been reclassified from prior year to conform to the current year presentation.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s 2005 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.
Earnings per Share

The following table provides a reconciliation between basic and diluted earnings (loss) per share:

In thousands of US dollars (Except per share amounts)
	Three Months		Six Months
Periods ended June 30,	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(18,183)	5,432	(28,172)	11,465
Weighted average number of common shares outstanding (000’s)	40,985	41,215	40,975	41,226
Effect of dilutive stock options (000’s)		335		267
Weighted average number of diluted common shares outstanding (000’s)	40,985	41,550	40,975	41,493
Basic earnings (loss) per share	(0.44)	0.13	(0.69)	0.28
Diluted earnings (loss) per share	(0.44)	0.13	(0.69)	0.28

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options.

NOTE 3.
Accounting for Compensation Programs

As at June 30, 2006, the Company had a stock-based compensation plan, which is described in the 2005 Annual Report. To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods.  For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings (loss) and basic and diluted earnings (loss) per share as if the fair value based method of accounting had been applied.

Accordingly, the Company’s net earnings (loss) and basic and diluted earnings (loss) per share for the three and six month periods ended June 30, 2006 and 2005 would have been decreased (increased) to the pro forma amounts indicated in the following table:

In thousands of US dollars (Except per share amounts)
	Three Months		Six Months
Periods ended June 30,	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(18,183)	5,432	(28,172)	11,465
Add: Stock-based employee compensation expense included in reported net earnings (loss) (a)	2,116	483	2,641	938
Deduct: Total stock-based employee compensation expense determined under fair value based method	(2,191)	(697)	(2,863)	(1,452)
Pro forma net earnings (loss)	(18,258)	5,218	(28,394)	10,951
Earnings (loss) per share:
Basic – as reported	(0.44)	0.13	(0.69)	0.28
Basic – pro forma	(0.45)	0.13	(0.69)	0.27
Diluted – as reported	(0.44)	0.13	(0.69)	0.28
Diluted – pro forma	(0.45)	0.13	(0.69)	0.26
(a) Includes $1.5 million for the three and six months ended June 30, 2006 included on the consolidated statement of earnings in other charges.

NOTE 4.

Pension and Post-Retirement Benefit Plans In thousands of US dollars
	Three Months		Six Months
Periods ended June 30,	2006	2005	2006	2005
	$	$	$	$
Net periodic benefit cost for defined benefit pension plans	880	478	1,462	949

NOTE 5.

Information Included in the Interim Consolidated Statements of Earnings In thousands of US Dollars
	Three Months		Six Months
Periods ended June 30,	2006	2005	2006	2005
	$	$	$	$
Depreciation of property, plant and equipment	8,274	7,896	16,763	15,445
Amortization of other deferred charges	19	3	40	10
Amortization of debt issue expenses included in financial expenses below	341	335	680	687
Financial expenses
Interest on long-term debt	6,485	5,403	12,650	10,575
Interest on credit facilities	212	284	596	338
Other	54	381	372	954
Interest capitalized to property, plant & equipment	(355)	(150)	(505)	(300)
	6,396	5,918	13,113	11,567

Foreign exchange (gain) loss	(293)	198	(385)	317
Investment tax credits recorded as a reduction of research and development expenses		20		40

NOTE 6.
Manufacturing Facility Closures, Restructuring and Other Charges

The Company incurred manufacturing facility closures costs associated with the previously announced closures of the Piedras Negras, Mexico and Brighton, Colorado facilities totaling $1.7 million and $19.2 million during the three months and six months ended June 30, 2006, respectively. The non-cash portions of these costs were $1.4 million and $17.5 million during the three months and six months ended June 30, 2006, respectively.  Approximately $0.9 million of the $1.7 million in facility closures costs recorded in the second quarter of 2006 is the estimated severance related to the employees of the Brighton facility, which is expected to close at the end of this year.  These severance costs were anticipated and are part of the previously announced cash expenditures of approximately $13.6 million required to accomplish the Brighton manufacturing facility closure, including approximately $4.5 million in capital expenditures for 2006 and $9.1 million for facility closure expenses and equipment relocation which will be paid out starting in the first quarter of 2007.  The balance of the manufacturing facility closures costs recorded in the second quarter of 2006 totaled approximately $0.8 million and was due to the Company receiving less value upon the liquidation of its Mexico manufacturing facility inventories than previously estimated.  Substantially all of the assets related to the Mexico manufacturing facility, including related inventories, have been liquidated and no significant additional costs are expected.

The Company incurred manufacturing facility closures costs of $0.1 million and $0.7 million during the three months and six months ended June 30, 2005, respectively.  These costs related to the closures of the Montreal, Quebec and Cumming, Georgia facilities announced in the fourth quarter of 2004.

As announced on May 1, 2006, Melbourne F. Yull, founder, CEO and Chairman of the Board of Directors of the Company retired at the Company’s annual shareholders’ meeting on June 14, 2006. In connection with Mr. Yull’s retirement, the Company recorded a charge of $9.4 million including approximately $5.5 million in cash consideration, $1.5 million in stock-based compensation expense and $2.4 million relating to the recognition of the balance of Mr. Yull’s pension.

On May 24, 2006 the Company announced that it had deferred a decision to sell a portion of its combined coated products operation and flexible intermediate bulk container business through an initial public offering using a Canadian income trust. Accordingly, the Company has recorded a charge of $4.9 million representing the write-off of the estimated fees and expenses incurred in connection with the now deferred sale. Such fees and expenses were previously recorded in other assets on the Company’s balance sheet and are as such considered to be non-cash charges.

On June 12, 2006, the Company announced expected restructuring and other charges of up to $17.6 million. During the three months ended June 30, 2006, the actual costs incurred were as follows:

•

The Company is in the process of making staffing reductions and exiting an aircraft operating lease as part of a plan to generate annual cost savings of approximately $4.3 million.  The Company completed many of the staffing reductions in the second quarter and should complete the balance in the third quarter as it finalizes its ongoing business plans. Total expenses of $5.0 million were included in the second quarter restructuring and other charges relating to the staffing reductions and the termination of the aircraft lease. Additional charges of up to $2.5 million are anticipated for the third quarter of 2006 as the Company completes its staffing reductions.

•

In an effort to improve customer service levels and reduce related service costs, the Company is implementing changes in the manner in which it handles packaging, sales and delivery of products to retail customers in its consumer business and is closing its repackaging facility in Gretna, Virginia.  The Company expects the cost of the closure to total approximately $2.1 million, of which approximately $1.8 million was incurred in the second quarter and is reflected in the restructuring and other charges.  The balance is expected to be incurred in the third quarter of 2006.  The changes are expected to yield annual savings of approximately $0.5 million.

•

Included in the second quarter restructuring and other charges is $4.9 million related to the write-off of certain manufacturing equipment in connection with the retirement of redundant capacity primarily related to the production of carton sealing tape. The excess capacity resulted from improved manufacturing efficiencies achieved through plant consolidations, ongoing productivity improvements and the implementation of an improved sourcing strategy.  Annual depreciation expense is expected to be reduced by approximately $0.7 million.

•

In June and July 2006, the Company successfully sold two previously closed facilities in Edmunston, New Brunswick and Green Bay, Wisconsin.  The Company realized total net cash proceeds of approximately $2.5 million and recorded a loss of approximately $0.9 million which is included in the restructuring and other charges for the second quarter. The sale of the two buildings will save the Company approximately $0.2 million in annual facility maintenance costs.

•

The Company has recorded $1.5 million in additional remediation expenses at its Montreal manufacturing facility that was closed in December 2004.  The Company had originally estimated that the cost of environmental remediation at the facility would be approximately $0.5 million.  When remediation activities commenced in April 2006, the Company was notified that excavation had uncovered additional soil contamination requiring remediation in excess of the original estimate.  The Company expects the additional $1.5 million to fully cover the cost of remediation.

Included in the restructuring and other charges for the second quarter are two additional items that were not included in the original estimates announced by the Company on June 12, 2006.  On June 30, 2006, the Company amended its credit facilities to accommodate most of the restructuring and one-time charges discussed above.  The fee paid to the Company’s lenders of approximately $0.4 million has been included in the other charges.  The Company has also reassessed the recoverability of certain legal costs incurred in defense of a lawsuit alleging trademark infringement and has concluded that not all of the costs remain recoverable.  Accordingly, the Company has included the write-off of approximately $1.9 million in legal costs related to this ongoing litigation in the second quarter restructuring and other charges.

NOTE 7.
Capital Stock

During the three months ended June 30, 2006, there were no stock options exercised.

During the three months ended March 31, 2006, 27,866 shares with an aggregate exercise price of $130,305 were issued to employees who exercised stock options.

The Company’s shares outstanding as at June 30, 2006, December 31, 2005 and June 30, 2005 were 40,985,440, 40,957,574 and 41,204,911 respectively.

Weighted average number of common shares outstanding:

	Three Months		Six Months
For the periods ended June 30,	2006	2005	2006	2005
CDN GAAP – Basic	40,985,440	41,214,969	40,975,035	41,226,215
CDN GAAP – Diluted	40,985,440	41,550,160	40,975,035	41,493,093
U.S. GAAP – Basic	40,985,440	41,214,969	40,975,035	41,226,215
U.S. GAAP – Diluted	40,985,440	41,550,160	40,975,035	41,493,093

The Company did not declare or pay dividends during the six months ended June 30, 2006 or the six months ended June 30, 2005.

Information Request Form
I would like to ❑ receive or ❑ continue receiving financial information on Intertape Polymer Group Inc.
Name: Title: Firm: Address: Province/State: Postal Code/Zip: Telephone: Fax: E-mail:
Please send me now on a regular basis. (Please indicate number of copies requested) ❑ Annual Reports Quantity: ❑ Fax Updates (Press releases only) Quantity: Please indicate your occupation:
❑ Investment Dealer ❑ Institution/Corporation ❑ Institutional Broker ❑ Institutional Investor ❑ Investment Banker	❑ Analyst ❑ Journalist ❑ Retail Broker ❑ Shareholder ❑ Other	Please Fax a copy of this page to: The Secretary Intertape Polymer Group Inc. Fax: 941-727-3798	9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Montreal, Quebec Canada, H4M 2X5 Investor Relations Toll Free: 866-202-4713 www.intertapepolymer.com itp$info@intertapeipg.com

Form 52-109F1 – Certification of Interim Filings

I, Andrew M. Archibald, Chief Financial Officer and Secretary of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  July 28, 2006

/a/ Andrew M. Arcibald

Andrew M. Archibald
Chief Financial Officer and
Secretary

Form 52-109F1 – Certification of Interim Filings

I, H. Dale McSween, Interim Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

5.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending June 30, 2006;

6.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

8.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  July 28, 2006

/a/ H. Dale McSween

H. Dale McSween
Interim Chief Executive Officer

Endnotes